Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS RECORD OPERATING RESULTS IN SECOND QUARTER 2014

TORONTO, ONTARIO — (Marketwired — July 31, 2014) — Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced financial and operating results for the second quarter and first six months of 2014. Full details of the results are provided in the Company’s Management’s Discussion & Analysis, which is available on the Company’s website at www.lsgold.com and on SEDAR at www.sedar.com. Key highlights of the results include:

Second Quarter 2014 (“Q2/14”)	Six Months 2014 (“6M/14”)

•    Record production of 52,300 ounces, 70% increase from second quarter 2013 (“Q2/13”)

•    Record gold sales of 53,500 ounces, close to double the 27,600 ounces sold in Q2/13

•    Cash operating cost(1) per ounce sold of US$556, 39% better than US$908 in Q2/13

•    All-in sustaining cost(2) per ounce sold of US$784, 38% improvement from Q2/13

•    Total production costs(3) of $32.5 million compared to $26.0 million in Q2/13, reflecting significantly higher volumes

•    Cash and bullion increased $14.3 million in Q2/14 to $53.4 million at June 30, 2014

•    Record production of 96,900 ounces, 79% increase from first six months of 2013 (“6M/13”)

•    Record gold sales of 96,500 ounces, 80% increase from 53,700 ounces sold in 6M/13

•    Cash operating cost per ounce sold of US$585, 38% better than US$944 in 6M/13

•    All-in sustaining cost per ounce sold of US$862, 38% improvement from 6M/13

•    Total production costs of $62.1 million versus $52.1 million in 6M/13, reflecting higher production volumes

•    Cash and bullion increased $19.4 million in 6M/14 to $53.4 million at June 30, 2014

Revenues in Q2/14 totaled $75.1 million based on an average selling price of US$1,289 ($1,404) per ounce, which compared to revenues of $39.7 million and an average selling price of US$1,409 ($1,441) per ounce in Q2/13. Strong growth in sales volumes, reflecting higher production levels, accounted for the significant increase in revenues year over year. Net earnings in Q2/14 were $13.1 million, or $0.03 per common share, versus a net loss of $5.4 million, or $0.01 per common share, in Q2/13. Total capital expenditures during Q2/14 were $11.8 million, a reduction of 57% from $27.8 million in Q2/13. The $14.3 million increase in cash and bullion during Q2/14 was after debt repayments of $13.7 million during the quarter, including a $10.0 million prepayment made on the Company’s standby line of credit on June 4, 2014.

For 6M/14, higher gold sales resulted in a 66% increase in revenues to $136.6 million from $82.5 million in 6M/13. The average selling price of gold in 6M/14 was US$1,291 ($1,416) per ounce versus an average price of US$1,516 ($1,539) per ounce in 6M/13. Net earnings in 6M/14 totaled $17.8 million, or $0.04 per common share, which compared to a net loss of $6.1 million, or $0.01 per common share, in 6M/13. Total capital expenditures during 6M/14 were $24.5 million, 63% lower than the $66 million invested in 6M/13. A total of $17.4 million of debt repayments were made in the first six months of the year.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Our company has performed very well so far in 2014 as demonstrated by our record results in both the second quarter and first six months of the year. Driven by our strong first-half results, we are well positioned to meet or exceed our 2014 performance targets. Performing well against our targets is a top priority for our company as it is the key to generating free cash flow and building our financial strength. In the first six months of 2014, we increased our cash and bullion by $19.4 million, to $53.4 million, while at the same time repaying $17.4 million of debt.

“Another key priority is extending mine life with drilling continuing at both our Timmins West and Bell Creek mines focused on upgrading resources and identifying extensions of mineralization. In addition to our existing drill programs, we are about to commence a new $1.8 million, 18,000 metre, program at Bell Creek to further test the extension of mineralization below the current reserve in support of continuing development below the 775 Level into the Labine Deep Zone. We will also invest $1.6 million on a new surface exploration program focused on high-potential targets near our current mining operations and will continue to advance drilling, engineering and metallurgical work at a number of our attractive projects.”

Outlook

The Company’s key performance targets for the full-year 2014 include:

•                  Gold production of 160,000 — 180,000 ounces;

•                  Cash operating cost per ounce sold of US$675 to US$775;

•                  All-in sustaining cost per ounce sold between US$950 and US$1,050;

•                  Total production costs of $128.0 million; and,

•                  Total principal debt repayments of $25 million.

The Company is well positioned to achieve the top end of its full-year 2014 target range for production and to meet, and possibly beat, its targets for cash operating costs and all-in sustaining costs. In addition, after repaying $17.4 million of debt in 6M/14, the Company is on track for total debt repayments of $25 million for the full year, with repayments in the second half of 2014 to come from monthly payments on the Company’s gold loan.

The Company’s Outlook section contains forward-looking information within the meaning of certain securities laws. The Outlook section, also included in the Company’s MD&A, represents the Company’s guidance and forms the basis for most of the forward-looking information disclosed elsewhere in these documents and in other areas such as other press releases, newsletters, fact sheets and the Company’s website. Readers are directed to the Forward-Looking Statements advisory at the end of this press release for cautionary language relating to forward-looking information.

Conference Call & Webcast

Lake Shore Gold will also host a conference call and webcast on Thursday, July 31, 2014 at 3 pm EST to discuss the Company’s second quarter and six-month 2014 financial and operating results (see call-in numbers that follow). The call will also be webcast and available on the Company’s website.

Conference ID: 75046433

Participant call-in: 647-788-4922 or 877-223-4471 (North American toll free number)

Replay number: 416-621-4642 or 800-585-8367 (North American toll free number)

Re-dial ID: 75046433

Available until: 11:59 pm (August 7, 2014)

Qualified Person

Scientific and technical information contained in this press release related to mine engineering and production has been reviewed and approved by Natasha Vaz, P.Eng., Vice-President, Technical Services, who is an employee of Lake Shore Gold Corp., and a “qualified person” as defined by National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”).

Scientific and technical information related to resources, exploration drilling and all matters involving mine production geology contained in this press release, or source material for this press release, was reviewed and approved by Eric Kallio, P.Geo., Vice-President, Exploration. Mr. Kallio is an employee of Lake Shore Gold Corp., and is a “qualified person” as defined by NI 43-101.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and is generating net free cash flow from its wholly owned operations in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

Footnotes

(1)         Cash operating costs and cash operating cost per ounce are Non-GAAP measures. In the gold mining industry, cash operating costs and cash operating costs per ounce are common performance measures but do not have any standardized meaning. Cash operating costs are derived from amounts included in the Consolidated Statements of Comprehensive Income (Loss) and include mine site operating costs such as mining, processing and administration as well as royalty expenses, but exclude depreciation, depletion and share-based payment expenses and reclamation costs. Cash operating costs per ounce are based on ounces sold and are calculated by dividing cash operating costs by commercial gold ounces sold; US$ cash operating costs per ounce sold are derived from the cash operating costs per ounce sold translated using the average Bank of Canada C$/US$ exchange rate. The Company discloses cash operating costs and cash operating costs per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company’s operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of cash operating costs and cash operating cost per ounce to total production costs for the three and six months ended June 30, 2014 and 2013 is set out on page 18 s set of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(2)         Starting in the second quarter 2013, the Company has adopted a total all-in sustaining cost performance measure, which is a non-GAAP measure. The measure is intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines all-in sustaining cost as the sum of production costs, sustaining capital (capital required to maintain current operations at existing levels), corporate general and administrative expenses, in-mine exploration expenses and reclamation cost accretion related to current operations. All-in sustaining cost excludes growth capital, reclamation cost accretion not related to current operations, interest and other financing costs and taxes.  The most directly comparable measure prepared in accordance with GAAP is total production costs. A reconciliation of all-in sustaining cost to amounts included in the Consolidated Statements of Comprehensive Loss (Income) for the three and six months ended June 30, 2014 is set out on page 18 of the Company’s MD&A filed on SEDAR at www.sedar.com and at www.lsgold.com.

(3)         Total production cost is the most directly comparable GAAP measure for both cash operating costs and all-in sustaining costs. Included in total production cost for the periods covered in this press release are non-cash share based payment expense including: $0.1 million for both the second quarter of 2014 and 2013, as well as $0.2 million for both the first six months of 2014 and 2013. The calculation of cash operating cost per ounce sold and all-in sustaining cost per ounce sold exclude this non-cash payment expense.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained or incorporated by reference in this press release including, but not limited to, any information as to the future financial or operating performance of Lake Shore Gold Corp., constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995, and are based on expectations, estimates and projections as of the date of this press release or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this press release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the SEC in the United States.

Other than as specifically required by law, the Company does not intend, and does not assume any obligation, to explain any material difference between subsequent actual events and such forward-looking statements, or to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  These forward-looking statements represent management’s best judgment based on facts and assumptions that management considers reasonable, including that: there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Timmins Gold Complex continue on a basis consistent with the Company’s current expectations; permitting, development and operations at the Bell Creek Complex continue on a basis consistent with the Company’s current expectations; the exchange rate between the Canadian dollar and the U.S. dollar stays approximately consistent with current levels; certain price assumptions for gold and silver hold true;  prices for fuel, electricity and other key supplies remains consistent with current levels;  production and cost of sales forecasts meet expectations; the accuracy of the Company’s current mineral reserve and mineral resource estimates hold true; and labour and materials costs increase on a basis consistent with the Company’s current expectations. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements include, but are not limited to, possible events, statements with respect to possible events, statements with respect to the future price of gold and other metals, the estimation of mineral resources and reserves, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration and mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, completion of acquisitions and their potential impact on the Company and its operations, limitations on insurance coverage and the timing and possible outcome of pending litigation.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  As well as those factors discussed in the section entitled “Risk Factors” in this press release and the Company’s most recently filed AIF, known and unknown risks which could cause actual results to differ materially from projections in forward-looking statements include, among others: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company’s ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks).

Although the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298

Website: www.lsgold.com